SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

February 14, 2024

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 13, 2023
File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 27, 2023, with respect to the registration statement on Form S-1 (File No. 333-274184) (the “Registration Statement”) that was submitted to the Commission on August 24, 2023, and amended by Amendment No. 1 filed November 3, 2023 and Amendment No. 2 filed November 13, 2023. This letter is being submitted together with the filing of the Company’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The numbered paragraphs below correspond to the numbered comments in that letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Form S-1 filed on November 13, 2023

Cover Page

1.	Please revise the cover page to state that the offering amount consists of 14,817,272 shares of common stock currently outstanding and 11,000,000 shares of common stock underlying warrants.

Response: We have revised the cover page to state that the offering amount consists of 14,817,272 shares of common stock currently outstanding and 11,000,000 shares of common stock underlying warrants.

Eranga Dias, Esq.

February 14, 2024

Risk Factors

Computer malware, viruses, ransomware..., page 15

2.	We note your revisions in response to comment 6. Please explain the reference to ChargePoint in the fourth sentence of the first paragraph.

Response: We have deleted the reference to ChargePoint and replaced it with “our”.

Index to Consolidated Financial Statements, page F-1

3.	We note the changes made in response to comment 17. We also note that Shurepower LLC has a December 31 year-end and that the merger with United States Basketball League, Inc. was consummated on March 22, 2023. Please explain to us why you have not provided audited financial statements of Shurepower LLC for the year ended December 31, 2022. Tell us how you have complied with Rule 8-02 of Regulation S-X which requires you to provide audited financial statements of the accounting acquirer and predecessor entity as of the end of and for each of its most recent two fiscal years.

Response. We have revised our Registration Statement to include in Exhibit 99.1 the audited financial statements for Shurepower LLC for the fiscal years ending December 31, 2022 and 2021 on the basis of the Agreement and Plan of Merger being executed on November 23, 2023.

4.	Also, clarify for us whether Shurepower LLC changed its fiscal year end following the reverse recapitalization consummated on March 22, 2023. If so, please revise the interim financial statements to disclose that information.

Response. Shurepower LLC has not changed its fiscal year end following the reverse recapitalization consummated on March 22, 2023.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at jkim@shorepower.com.

Sincerely,

/s/ Jeff Kim

Jeff Kim

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC